March 10, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Mail Stop 3010
Washington, D.C. 20549
Attn: Mr. Jonathan Wiggins
Re:	EACO Corporation Form 10-KT for the Period Ended August 31, 2009 Form 10-Q for the Period Ended November 30, 2009 File No. 0-14311
Dear Mr. Wiggins:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 19, 2010 (the “SEC Comment Letter”) regarding the transition report on Form 10-K for the eight months ended August 31, 2009 (the “Transition Report”) and the Form 10-Q for the quarter ended November 30, 2009 filed by EACO Corporation (the “Company”). Concurrently herewith, the Company is filing with the Commission Amendment No. 1 to the Transition Report (the “Amendment”). The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter. The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.
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Form 10-KT for the Period Ended August 31, 2009
Financial Statements, page F-2
     1. A transition report filed on Form 10-K must comply with the financial statement requirements of Regulation S-X, including audited balance sheets as of the end of each of the two most recent fiscal years and audited statements of income, cash flows, and owners’ equity for each of the two most recent fiscal years for smaller reporting companies. As such, please amend your filing to include an audited balance sheet for the fiscal year ended January 2, 2008, and audited statements of income, cash flows, and owners’ equity for the fiscal years ended December 31, 2008, and January 2, 2008.
     Response: In accordance with the Staff’s comment and subsequent discussions with the Staff, the Amendment adds the audited balance sheet as of January 2, 2008, the audited statements of operations, cash flows, and shareholders’ (deficit) equity for the fiscal years ended December 31, 2008 and January 2, 2008, and the related management’s discussion and analysis of financial condition and results of operations, all of which were previously filed with the

SEC in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
Exhibit 31.1
     2. We note that you omitted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in paragraph 4 of your certification. We also note that you refer to the “quarterly report” instead of “report” in paragraph 4(c) of your certification in the Form 10-Q for the period ended November 30, 2009. Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.
     Response: We have corrected the certification filed with the Amendment and confirm that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.
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     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any comments or questions regarding the foregoing should be directed to the undersigned at (714) 876-2490. Thank you very much for your assistance with this matter.

Sincerely, EACO Corporation
/s/ GLEN F. CEILEY
Glen F. Ceiley
Chief Executive Officer